SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35279; 812-15569

CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC

July 17, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application for an order pursuant to section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(a)(2), 18(c), and 18(i) of the Act, pursuant to sections 6(c) and 23(c) of the Act for an exemption from rule 23c-3 under the Act, and pursuant to section 17(d) of the Act and rule 17d-1 thereunder.

Summary of Application: Applicants request an order to permit certain registered closed-end investment companies to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution and/or service fees.

Applicants: CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC

Filing Dates: The application was filed on April 26, 2024, and amended on May 16, 2024, and July 3, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on August 12, 2024, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a

certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Patrick T. Quinn, Esq., CION Grosvenor Infrastructure Fund, pquinn@cioninvestments.com, with copies to Ryan P. Brizek, Esq., Simpson Thacher & Bartlett LLP, Ryan.Brizek@stblaw.com, John Dikmak, Simpson Thacher & Bartlett LLP, John.Dikmak@stblaw.com, Mary Richardson, Simpson Thacher & Bartlett LLP, Mary.Richardson@stblaw.com, and Wale Oriola, Simpson Thacher & Bartlett LLP, Wale.Oriola@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated July 3, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's

EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.